Mail Stop 3561

   						    August 4, 2005

By Facsimile and U.S. Mail

Mr. James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

           Re:  United Auto Group, Inc.
 	    Form 10-K for the year ended December 31, 2004
	    Filed March 15, 2005
	    File No. 1-12297

Dear Mr. Davidson:

           We have reviewed your response dated July 25, 2005 to our comment letter dated July 5, 2005 and have the following additional comment.

Form 10-K for the year ended December 31, 2004

1. We note you include the changes in your floor plan notes payable as an operating activity on the statements of cash flows. Please tell us how this operating activities classification is consistent with paragraphs 21-24 of SFAS 95 and why financing activities classification is not more appropriate. Borrowings and repayments on floor plan notes payable for new and used vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowing and repayments should be included in operating activities similar to accounts payable treatment. See paragraph 23a of SFAS no.
95. Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.



Mr. James R. Davidson
United Auto Group, Inc.
August 4, 2005
Page 2

           Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

	If you have any questions regarding this comment, please direct them to Robert Babula at (202) 551-3339 or, in his absence, to Donna
Di Silvio at (202) 551-3202 or the undersigned at (202) 551-3841.

  						   Sincerely,



   						   Michael Moran
   						   Branch Chief












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